Exhibit 99.75
News Release
THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS AND CLOSES THE FIRST
QUARTER IN A STRONG FINANCIAL POSITION
•	$57 M liquidity position and lower R&D expenses

•	New date set for FDA Advisory Committee meeting

•	Results from the second Phase 3 trial published in the medical journal JAIDS

•	Patents granted for tesamorelin in Brazil and Australia
Montréal, Canada — March 23, 2010 - Theratechnologies (TSX: TH) today announced its financial results for the first quarter ended February 28, 2010.
“We finished the first quarter of 2010 with a solid balance sheet including $57 million of liquidity, which positions us well to pursue our business plan,” noted Mr. Luc Tanguay, Senior Executive Vice President and CFO of Theratechnologies. “Furthermore, our research and development expense decreased by 35% compared to the first quarter of 2009. This planned expense reduction helped to reduce the first quarter loss compared to the same period in 2009,” Mr. Tanguay concluded.
“The first quarter of 2010 was devoted to preparing for our participation in the public hearing of the FDA’s Endocrinologic and Metabolic Drugs Advisory Committee,” stated Yves Rosconi, President and CEO of Theratechnologies. “Concurrently with these preparations, we continued to seek out partners for tesamorelin in additional markets and these efforts are going well,” he added. “We will be presenting an overview of our activities and strategic initiatives to shareholders at the annual and special meeting of shareholders this week at the Centre Mont-Royal,” Mr. Rosconi concluded.
Reminder: Theratechnologies will be holding its annual and special meeting of shareholders this Thursday, the 25th of March, in the Salon International of the Centre Mont-Royal, 2200 rue Mansfield, Montréal.
Highlights
New date for the FDA Advisory Committee meeting
The U.S. Food and Drug Administration (“FDA”) has set a new date of May 27, 2010 for the Endocrinologic and Metabolic Drugs Advisory Committee meeting. The purpose of the meeting is to review Theratechnologies’ New Drug Application (“NDA”) for tesamorelin, which was submitted on May 29, 2009. The Advisory Committee meeting was originally scheduled for February 24, 2010 but was postponed due to administrative delays at the FDA. As a result of this postponement, the FDA has indicated that the action goal date, which is the target date for the FDA to complete its review of the tesamorelin NDA, will be July 27, 2010.
The role of the Advisory Committee is to provide the FDA with advice from independent experts and other interested parties on the use of tesamorelin. Even though advisory committees address questions posed to them through public meetings, the final decision on the approval of a product remains solely with the FDA.
Results from the second Phase 3 trial published in the medical journal JAIDS
An article entitled, “Effects of Tesamorelin, a Growth Hormone-Releasing Factor, in HIV-Infected Patients With Abdominal Fat Accumulation: A Randomized Placebo-Controlled Trial With a Safety Extension”, has been published in the March 1st issue of The Journal of Acquired Immune Deficiency Syndromes (JAIDS). The article outlines, in detail, the 52-week data of the second Phase 3 trial, in evaluating tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Top-line results of the study were first disclosed in December 2008.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Patents granted for tesamorelin in Brazil and Australia
On February 25, 2010, the Australian Patent Office granted Theratechnologies patent number 2003229222 entitled “GRF Analogue Compositions and their Use” covering the pharmaceutical formulation and the method of treating HIV-associated lipodystrophy with tesamorelin. Obtaining this patent provides protection for tesamorelin in Australia until May 2013. On December 29, 2009, the Brazil Patent and Trademark Office issued a patent to Theratechnologies for tesamorelin granting protection in that territory until December 2019.
MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FIRST QUARTER
Revenues
Consolidated revenues for the three-month period ended February 28, 2010, amounted to $2,295,000 compared to $2,009,000 for 2009. The increased revenues in 2010 are related to a longer amortization period (3 months in 2010 versus 2.5 months in 2009) for the initial payment of the collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”).
The initial payment of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that the Company may receive. For the three-month period ended February 28, 2010, an amount of $1,711,000 ($1,426,000 for the same period in 2009) related to this transaction was recognized as revenue. At February 28, 2010, the deferred revenues related to this transaction recorded on the balance sheet amounted to $18,826,000.
R&D Activities
Research and development (“R&D”) expenditures, before tax credits, totalled $4,109,000 for the first quarter of 2010, compared to $6,315,000 in 2009. The R&D expenses incurred in the first quarter of 2010 are mainly related to the primary objective of the Company, which encompasses the regulatory activities connected with the preparation for the FDA Advisory Committee meeting. This explains the planned reduction in R&D expenses. The research and development expenses incurred in the first quarter of 2009 are essentially related to closing activities for the confirmatory Phase 3 study.
Other Expenses
For the first quarter of 2010, general and administrative expenses amounted to $1,801,000, compared to $2,321,000 for the same period in 2009. These expenses are comparable to those of 2009, with the exception of exchange loss and the costs associated with revising the Company’s business plan in 2009.
Selling and market development costs amounted to $616,000 for the first quarter of 2010, compared to $481,000 for the same period in 2009. The sales and market development expenses are principally composed of business development and market research expenses outside the United States and the costs of managing the agreement with EMD Serono.
In the first quarter of 2010, patents amounted to $204,000 and were principally related to costs associated with patents for the preclinical programs.
In 2009, the Company incurred expenses of $4,269,000 associated with the closing of the agreement with EMD Serono.
Net Results
Taking into account the revenues and expenses described above, the Company recorded a first quarter 2010 net loss of $4,267,000 ($0.07 per share), compared to a net loss of $10,754,000 ($0.18 per share) for the same period in 2009.

The net loss in 2010 includes revenues of $1,711,000 related to the agreement with EMD Serono. Excluding this item, the adjusted net loss (see Annex A) amounted to $5,978,000 in 2010, a decrease of 24.4% compared to the same period in 2009.
Quarterly Financial Information
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters. This information has been restated following the adoption of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.
(in thousands of Canadian dollars, except per share amounts)

	2010				2009			2008

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$2,295	$2,246	$13,148	$2,317	$2,009	$616	$710	$716
Net (loss) earnings	$(4,267)	$(4,698)	$5,824	$(5,430)	$(10,754)	$(15,145)	$(11,220)	$(11,382)
Basic and diluted (loss) earnings per share	$(0.07)	$(0.08)	$0.10	$(0.09)	$(0.18)	$(0.26)	$(0.19)	$(0.20)

As described above, the increased revenues in 2010 and 2009 are related to the amortization of the initial payment received at the closing of the agreement with EMD Serono, as well as the milestone payment of $10,884,000 recorded in August 2009. The increase in the fourth quarter net loss in 2008 is due to impairment charges for intellectual property.
Financial Position
At February 28, 2010, liquidities, which include cash and bonds, amounted to $55,289,000, and tax credits receivable amounted to $1,834,000 for a total of $57,123,000.
For the three-month period ended February 28, 2010, the burn rate from operating activities, excluding changes in operating assets and liabilities, was $3,861,000, compared to $10,412,000 in 2009. Excluding the revenue of $1,711,000 related to the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities (see Annex A), was $5,572,000 for the quarter ended February 28, 2010, compared to $7 569 000 for the first quarter of 2009, a decrease of 26.4%.
New Accounting Policies
In February 2008, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada, as used by public companies, will converge with International Financial Reporting Standards (“IFRS”). The Company’s changeover date from current Canadian generally accepted accounting principles (“GAAP”) to IFRS applies to the interim and annual financial statements of the fiscal year beginning December 1, 2011, when the Company will report financial information for both the first quarter and comparative period using IFRS.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
The Company’s IFRS convergence project includes four steps: diagnostic and planning, detailed analysis, design, and implementation.
Phase One: Diagnostic Phase - This phase involves establishing a project plan for IFRS convergence and the initial identification of differences between Canadian GAAP and IFRS.

The Company is currently assessing the conversion of its consolidated financial statements to IFRS and expects to complete this phase in the next quarter. It is not presently possible to determine the impact of converting to IFRS on the consolidated financial statements or on the Company’s business because the diagnostic phase has not been completed. Once it is completed, the Company will be in a position to confirm the schedule for the following phases.
Phase Two: Detailed Analysis — This phase involves a comprehensive assessment of the differences between IFRS and the Company’s current accounting policies in order to evaluate the impact on the Company. In addition, the detailed analysis will identify training requirements, and determine eventual changes to business processes and information systems.
Phase Three: Design — This phase consists of an analysis of the available accounting options under IFRS, notably the exceptions, exemptions and actual choices available for the transition and the preparation of draft IFRS financial statements and the accompanying notes. In addition, it is during this phase that changes to the business processes and the information systems are designed.
Phase Four: Implementation — This phase involves implementing changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and the impact on taxation, parallel accounting under Canadian GAAP and IFRS and preparing detailed reconciliations between Canadian GAAP and IFRS financial statements.
Outstanding Share Data
On March 22, 2010, the number of shares issued and outstanding was 60,450,890, while outstanding options granted under the stock option plan were 2,883,636.
Contractual Obligations
There were no material changes in contractual obligations during the quarter, other than in the ordinary course of business.
Economic and Industry Factors
Economic and industry factors were substantially unchanged from those reported in the Company’s 2009 Annual Report.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release and the Management’s Discussion and Analysis for the first quarter incorporated therein contain certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the pursuit of the Company’s business plan with the funds that it has available, the search for partners in new markets and the completion of a transition plan for

IFRS. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the Company’s funding needs may change, that the Company is unable to conclude agreements with partners in new markets for tesamorelin and that the timeline for preparing a transition plan for IFRS is not met.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the operating activities of the Company will conform to its business plan, the Company will reach agreements with partners in new markets for tesamorelin and the Company will not experience any difficulties in preparing a transition plan for IFRS.
Consequently, all of the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operation. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this press release.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on these risks and descriptions of these risks are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009.
Information: Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com
Luc Tanguay
Senior Executive Vice President and
Chief Financial Officer
Phone: 514-336-7800, ext. 204
ltanguay@theratech.com

ANNEX A
Non-GAAP measures
The Company uses measures that do not conform to generally accepted accounting principles (“GAAP”) to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, these measures should not be considered in isolation. The Company uses non-GAAP measures such as adjusted net loss and the adjusted burn rate from operating activities before changes in operating assets and liabilities, to measure its performance from one period to the next without including changes caused by certain items that could potentially distort the analysis of trends in its operating performance, and because such measures provide meaningful information on the Company’s financial condition and operating results.
Definition and reconciliation of non-GAAP measures
In order to measure performance from one period to another, without accounting for changes related to revenues and fees associated with the collaboration and license agreement with EMD Serono, management uses adjusted net loss and adjusted burn rate from operating activities before changes in operating assets and liabilities. These items are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends in the Company’s operating performance. The exclusion of these items does not necessarily indicate that they are non-recurring.

	First Quarter
(Thousands of dollars)	2010	2009
Adjusted net loss
Net loss, per the financial statements	$(4,267)	$(10,754)

Adjustments:
Revenues associated with a collaboration and license agreement (note 6 to the consolidated financial statements)	$(1,711)	$(1,426)
Fees associated with collaboration and license agreement	—	$4,269

Adjusted net loss	$(5,978)	$(7,911)

	First Quarter
	2010	2009
Adjusted burn rate before changes in operating assets and liabilities
Burn rate before changes in operating assets and liabilities, per the financial statements	$(3,861)	$(10,412)

Adjustments:
Revenues associated with a collaboration and license agreement (note 6 to the consolidated financial statements)	$(1,711)	$(1,426)
Fees associated with collaboration and license agreement	—	$4,269

Adjusted burn rate before changes in operating assets and liabilities	$(5,572)	$(7,569)